

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

September 22, 2006

Via U.S. mail and facsimile

Mr. Richard D. Falcone
President and Chief Executive Officer
Tasker Products Corp.
39 Old Ridgebury Road
Danbury, Connecticut 06810

> **Re: Tasker Capital Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 5, 2006**
> **File No. 333-133549**
>
> **Form 10-KSB for the fiscal year ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-32019**
>
> **Form 8-K filed August 10, 2006**
> **File No. 000-32019**

Dear Mr. Falcone:

    We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

General

1.   Please note that are awaiting responses to comments 49, 50, 54, 68, 70, 71, 72, 73, and 75 from our letter dated May 24, 2006, as well as comment 29 from our letter dated July 24, 2006.

2.   We have reviewed your response to comment 2 from our letter dated July 24, 2006. While we note your materiality analysis, we continue to believe that the pro forma disclosures in note 12 are not sufficient, as a pro forma statement of operations in accordance with Article 11 of Regulation S-X would provide investors with information as to the nature of the pro forma adjustments, the assumptions, and the calculations involved in determining your pro forma net income. In addition, it remains unclear why the lack of segregation of operating activities and results of pHarlo and Tasker after the July 2005 acquisition would prohibit the preparation of pro forma statements of operations. The purpose of pro forma financial statements is to show how a specific transaction might have affected historical financial statements, as if the transaction occurred at the beginning of the period, in this case, on January 1, 2005. We note that you have available pHarlo Group's statement of operations for the six months ended June 30, 2005. In addition, we note that from July 2005, you consolidated pHarlo with your existing operations. As such, it would appear that preparation of pro forma statement of operations would not be cost prohibitive. For example, we would expect your pro forma statement of operations for the year ended December 31, 2005, to consist of your statement of income for the year ended December 31, 2005 plus pHarlo's statement of operations for the six months ended June 30, 2005, plus pro forma adjustments applied to pHarlo's results for the six months ended June 30, 2005, to reflect items such as additional depreciation and amortization expense, as if your fixed assets and intangible assets were stepped up on January 1, 2005, as opposed to July 2005. Therefore, we repeat our comment to include a pro forma statement of operations for the year ended December 31, 2005 and the quarter ended June 30, 2006, as if the acquisition occurred on January 1, 2005.

Management's Discussion and Analysis of Financial Condition…, page 13

Critical Accounting Policies, Goodwill and Intangible Assets, page 17

3.   We have reviewed your response to comment 11 from our letter dated July 24, 2006. Please explain the following to us:

- You have responded on page 6 that you do not have a formal business plan. However, in the independent valuation firm's reports that you have provided to us, they state that they have reviewed your business plan as part of their analysis. Please explain this apparent inconsistency.

- We have reviewed your projections in Annex A as of June 30, 2006. Please explain why your annual projections for SG&A for 2006 are lower than these line items for your actual results for the six months ended June 30, 2006 and how this would impact your projections for SG&A in future years. We assume that your projections exclude non-cash stock based compensation expense. However, even if our assumption is correct, your projections for SG&A for 2006 assumes minimal expense in the second half of 2006, as compared to the first half of 2006. Please advise.

- Explain why you have not included product development, interest expense and interest income in your earnings before taxes projections.

- Explain why your equity at June 30, 2006, exceeds your business enterprise value at June 30, 2006, of $34 million.

4. We also note your goodwill impairment charge in the second quarter of 2006. We are concerned that the impairment charge may have surprised investors, as the progression of events and assumptions from December 31, 2005 to June 30, 2006, is not clear. Accordingly, please revise your disclosures on page 17 to disclose the following:

- The carrying value of goodwill as of December 31, 2005 and June 30, 2006.

- The carrying value and fair value of your reporting unit, as well as the headroom between the two as of December 31, 2005 and June 30, 2006.

- An explanation of why the fair value of your reporting unit differs from your market value.

- The significant assumptions underlying your estimate of the fair value of your reporting unit as of December 31, 2005 and June 30, 2006, as well as a detailed discussion of the basis for these assumptions.

- A sensitivity analysis showing the effect of a 1% change in each significant assumption on the fair value of your reporting unit as of December 31, 2005 and June 30, 2006.

- Specifically identify the assumptions that changed in the second quarter of 2006 which resulted in your goodwill impairment charge. Please revise your disclosures to state the reasons your expectations of third and fourth quarter 2006 revenue will no longer be attained and the reasons you expect cash flow to decrease. In particular, please identify the factors that arose in the second quarter of 2006, as compared to the factors present at March 31, 2006 and December 31, 2005, that resulted in the changes to your assumptions, and ultimately, the recognition of an impairment charge. In this regard, please clarify why new management decreased its revenue projections for the third and fourth quarter of 2006, when it had experienced actual results for the first half of 2006 in excess of projections. It would appear that new management's experience during the first half of 2006 did not result in a reconsideration of revenue projections, but instead, either (1) some other event led to the impairment or (2) old management's projections as of December 31, 2005 were overly optimistic such that a goodwill impairment charge was warranted at this time. If the latter, please restate your financial statements accordingly.

- Please disclose your basis for determining that the remaining $23.8 million of your goodwill is recoverable at June 30, 2006. Further, in consideration of your disclosures on page 4 that you are rapidly depleting your cash resources and if you are unable to arrange new financing and/or generate revenue growth by the fourth quarter of 2006, you could be forced to restructure or discontinue your operations, this disclosure should include the specific steps that you are in the process of taking to achieve your projected revenues for the remainder of 2006 and following years, such as:

    o Your ability to purchase inventory to the levels to meet revenue projections.

    o The customer base that you are targeting to achieve this significant growth.

    o Your consideration of hiring additional employees to handle the various aspects of a growing business in consideration of your termination of employees in the fourth quarter of 2005, first quarter of 2006, and third quarter of 2006.

In addition, this disclosure should provide information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, another material impairment charge in future periods.

5. We have reviewed your additional disclosures in response to comment 14 from our letter dated July 24, 2006 and note the patent impairment charge that you recognized in the second quarter of 2006. We are concerned that the impairment charge may have surprised investors, as the progression of events and assumptions from December 31, 2005 to June 30, 2006, is not clear. Accordingly, we have the following comments:

- Please revise your disclosures on page 19 to disclose the basis for your revenue projections as of December 31, 2005. In addition, please revise your sensitivity analysis to disclose the impact of changes in your revenue projections, as it appears that changes in the revenue projections in the second quarter of 2006, more so than changes in the royalty rate or discount rate assumptions, resulted in the intangible impairment charge.

- Please disclose each of your assumptions as of June 30, 2006, and specifically identify the assumptions that changed in the second quarter of 2006 which resulted in your patent impairment charge. In addition, please revise your disclosures on page 18 to state the reasons your expectations of third and fourth quarter 2006 revenue will not be attained and the reasons you expect cash flow to decrease. In particular, please identify the factors that arose in the second quarter of 2006, as compared to the factors present at March 31, 2006 and December 31, 2005, that resulted in the changes to your assumptions, and ultimately, the recognition of an impairment charge. In this regard, please clarify why new management decreased its revenue projections for the third and fourth quarter of 2006, when it had experienced actual results for the first half of 2006 in excess of projections. It would appear that new management's experience during the first half of 2006 did not result in a reconsideration of revenue projections, but instead, either (1) some other event led to the impairment or (2) old management's projections as of December 31, 2005 were overly optimistic such that a patent impairment charge was warranted at this time. If the latter, please restate your financial statements accordingly.

- Please tell us your basis for determining that the remaining $8.3 million of your intangible assets is recoverable at June 30, 2006, considering your disclosures throughout your filing that your cash flows from operations are not sufficient to fund your working capital over the next 12 months, the continuing decline in your stock price, your need to incur further operating costs to support aggressive marketing to generate additional revenue, among other factors. Please also revise your disclosures on page 18 to include this information. This disclosure should provide your specific revenue, royalty rate, and discount rate assumptions as of June 30, 2006; a sensitivity analysis showing the effect of changes in these assumptions; and information as to known trends, uncertainties or other factors that will result in, or that are reasonably likely to result in, another material impairment charge in future periods.

- Please tell us why the discount rate for your goodwill impairment test differed so significantly from that used in your patent impairment test.

6. You state that of the $2.8 million of stock based compensation that you recognized for the six months ended June 30, 2006, $1.1 million related to

consultants and non-employee board members. Please confirm that with respect to your non-employee consultants, you determined the measurement date in accordance with EITF 96-18. See paragraph 8 of SFAS 123(R).

Liquidity and Capital Resources, page 27

7.   We note the disclosure in the last sentence of the first paragraph. Please explain why the payment of $441,000 in liquidated damages would not be material.

8.   We note your response to comment 19 of our letter dated July 24, 2006 and we reissue this comment as it does not appear that you have provided the requested disclosure in this section. In this regard, please briefly describe the payment of liquidated damages in securities and the number of shares currently issuable.

9.   In consideration of your disclosure on page 27 that if you are unable to arrange new financing and/or generate sufficient revenue growth by the fourth quarter of 2006, you will not have sufficient cash to support your operations and meet your obligations, please expand your liquidity discussion to describe how much financing is necessary to fund your operations and obligations for the next 12 months and how you intend to raise this financing.

Experts, page 61

10. We note that your disclosure does not refer to the auditors of pHarlo Group's financial statements as of and for the years ended December 31, 2004 and 2003. Please advise as to why you have excluded this disclosure or revise.

Financial Statements

12. Acquisition of pHarlo Assets, page F-27

11. We have reviewed your response to our prior comment 32 and it remains unclear to us how you complied with the disclosure requirements of paragraph 51.b of SFAS No. 141. The disclosure that you have added appears to be a definition of goodwill. Paragraph 51.b states the primary reasons for the acquisition, including a description of the factors that contributed to a purchase price that results in recognition of goodwill shall be disclosed. Therefore, we repeat our prior comment.

12. We note your response to prior comment 33, but are not persuaded by your interpretation of SFAS 141. EITF 99-12 clearly states that the value of your shares should be based on the market price a few days before and after the date the acquisition is agreed to and announced. We do not believe that it is

appropriate to solely use the price of shares after the announcement date of the acquisition, as your negotiations with the seller regarding the value of pHarlo and the number of shares to be issued as consideration for the acquisition could not have contemplated share prices after the announcement date. Thus, we do not believe that the share price for the seven days after the announcement date of the acquisition appropriately reflects the value of the consideration issued in the acquisition.

However, we note that had you applied EITF 99-12, you would have recognized additional goodwill, as your share price two days before, the day of, and two days after the announcement date of the acquisition was higher than the average closing market price for the seven days following the acquisition. We further note that you recognized a goodwill impairment charge in the second quarter of 2006. Accordingly, we assume that any additional goodwill that you would have recognized in accordance with EITF 99-12 in July 2005 would have been written off in the second quarter of 2006. As such, while we urge you to reconsider your valuation and accounting in July 2005, we have no further comment at this time.

8. Goodwill and Other Intangible Assets, page F-45

13. We note your disclosure on page F-45 that you determined the fair values of your reporting unit with the assistance of an independent valuation firm. If you retain the references to experts, identify the experts and file their consents. Please refer to Section 436(b) of Regulation C.

12. Sale of Equity Securities, page F-48

14. We note that in consideration for obtaining the waiver associated with your September 2005 private placement, you reduced the exercise price of the warrants from $3.00 to $1.00. Citing relevant accounting literature, please tell us how you accounted for this repricing.

14. Segments – Enterprise Wide Disclosures, page F-49

15. We note your disclosure in Note 14 on page F-49 in response to our prior comment 13. Revise your financial statements to include a similar disclosure in your financial statements for the year ended December 31, 2005.

Item 15. Recent Sales of Unregistered Securities, page II-1

16. We note your response to comment 35 of our letter dated July 24, 2006 and the disclosure in the last paragraph of this section. Please describe in greater detail

the availability of the exemption in Section 2(3) of the Securities Act, including the basis for the statement that the options were issued for no consideration. In addition, please comply with this comment with respect to the discussion of the exemption in Section 4(2) of the Securities Act.

Form 10-KSB for the fiscal year ended December 31, 2005

General

17. Please tell us when you will file the amended document. In your restated Form 10-KSB, in addition to correction your Inception to Date column on your statement of operations, please also revise your disclosures related to your goodwill, intangible assets, derivatives, restructuring and segments, to conform to the revisions made in these areas in your Form S-1.

Consolidated Statements of Operations, page 40

18. We have reviewed your response to comment 38 from our letter dated July 24, 2006. Your disclosure in Note 1A on page F-10 states that you discovered a mathematical error within the selling, general and administrative and interest expense classifications in the Inception to Date column. However, in comparison of the Statements of Operations on page 40 of your Form 10-KSB for the year ended December 31, 2005 to the Statements of Operations on page F-5 of Form S-1/A#2, we note that the selling, general & administrative, product development, depreciation and amortization, interest expense, and liquidated damages amounts have been revised in your Inception to Date column. Please revise your disclosure on page F-10 and in your Form 10-KSB accordingly. In addition, revise this disclosure to include the effect of the correction on each financial statement line item in accordance with paragraph 26a of SFAS No. 154. Please also label the Inception to Date column as "restated."

Form 8-K filed August 10, 2006

General

19. We note your disclosure of non-GAAP financial measures that excludes the impairment of goodwill and identifiable intangible assets and stock based compensation expense. In future filings, please ensure your disclosure provides comprehensive and specific disclosures regarding the items listed in questions 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003 available on our website at www.sec.gov. In particular, your disclosures should include the following:

- the manner in which you use the non-GAAP measure to conduct or evaluate its business;

- the economic substance behind your decision to use such a measure;

- the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure. For example, it appears that one material limitation of your non-GAAP measure is that it excludes stock based compensation, which given your cash constraints, is likely to be a material, recurring charge for you.

- the manner in which you compensate for these limitations when using the non-GAAP financial measure.

- the substantive reasons why you believes the non-GAAP financial measure provides useful information to investors. In particular, you should address why a measure that excludes stock based compensation, which you indicate on page 20 will continue to have a material impact on your financial results for the remainder of the fiscal year, and impairment charges, which appear to be likely in the future unless you generate sufficient revenue growth and which you indicate on page 4 will likely have material impact on your financial results to the extent they occur, is meaningful to an investor. In this regard, we do not believe that your statement that this measure allows investors to evaluate company operations is sufficient, given that both impairment charges and stock based compensation expense are operating expenses.

Alternatively, please remove the disclosures of your non-GAAP measures.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or, in his absence, Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact

Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551- 3767 with any questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief